Exhibit 2.1

SALE AND PURCHASE AGREEMENT RELATING TO THE TRANSFER OF THE

PARTNERSHIP INTERESTS IN OFFICE DEPOT (NETHERLANDS) C.V.

between

OFFICE DEPOT FOREIGN HOLDINGS LP, LLC

and

OFFICE DEPOT FOREIGN HOLDINGS GP, LLC

and

OFFICE DEPOT, INC.

and

AURELIUS RHO INVEST NL DS B.V.

and

AURELIUS RHO INVEST NL TWO B.V.

*	Schedules and attachments referenced in the Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and attachment will be furnished supplementally to the SEC upon request.

i

Agreed Form Documents

1.	Sale Group Data Book

2.	Transfer and Assignment Agreement Limited Partnership Interests

3.	Deed of Transfer Cooperative Interest

4.	Deed of Transfer Dutch BV Shares

5.	IP Assignment Agreements

6.	Trade Mark Co-Existence Agreement

7.	Office Max Trade Mark Licence Agreement

8.	Pre-Completion Restructuring Steps Plan

ii

SALE AND PURCHASE AGREEMENT dated on the date on which the parties execute this Agreement (as evidenced by the date which each of them inserts under its respective signature block) between Office Depot Foreign Holdings LP, LLC, a limited liability company organised and existing under the laws of the state of Delaware, United States of America, with registered address at 3411 Silverside Road, Rodney Building no. 104, Wilmington, Delaware 19810, United States of America, with registration number 5073449 (the “LP Limited Partnership Seller”), Office Depot Foreign Holdings GP, LLC, a limited liability company organised and existing under the laws of Delaware, United States of America, with registered address at 3411 Silverside Road, Rodney Building no. 104, Wilmington, Delaware 19810, United States of America, with registration number 5073453 (the “GP Limited Partnership Seller”), Office Depot, Inc., a corporation organised and existing under the laws of Delaware, United States of America, with registered address at 3411 Silverside Road, Rodney Building no. 104, Wilmington, Delaware 19810, United States of America (the “Parent”) (the Parent being a party to this Agreement for the purposes of Clause 18.1 only), Aurelius Rho Invest NL DS B.V., a private company with limited liability (besloten vennootschap met beperkte aanspra-kelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Venlo, the Netherlands, registered with the trade register of the Chamber of Commerce under number 67270905 (the “LP Limited Partnership Purchaser”) and Aurelius Rho Invest NL Two B.V., a private company with limited liability (besloten vennootschap met beperkte aanspra-kelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Venlo, the Netherlands, registered with the trade register of the Chamber of Commerce under number 67268226 (the “GP Limited Partnership Purchaser”, together with the LP Limited Partnership Purchaser, the “Purchasers”).

RECITALS

(A) The LP Limited Partnership Seller owns the LP Limited Partnership Interest. The GP Limited Partnership Seller owns the GP Limited Partnership Interest.

(B) The LP Limited Partnership Seller has agreed to sell and transfer, and the LP Limited Partnership Purchaser has agreed to purchase and accept, the LP Limited Partnership Interest on the terms and subject to the conditions set out in this Agreement.

(C) The GP Limited Partnership Seller has agreed to sell and transfer, and the GP Limited Partnership Purchaser has agreed to purchase and accept, the GP Limited Partnership Interest on the terms and subject to the conditions set out in this Agreement.

THE PARTIES AGREE as follows:

1. Interpretation

1.1 In this Agreement:

“Accounting Date” means 26 December 2015.

“Accounting Policies” means the specific accounting principles, policies, bases, practices, rules and estimation techniques set out in Part B of Part 3 of Schedule 7.

“Accounts” means the Audited Accounts and the Unaudited Accounts.

“Accounts Relief” means a Relief, the availability of which has been shown as an asset in the Relevant Accounts.

“Affiliate” means in relation to any person or entity, any direct or indirect subsidiary or direct or indirect holding company of that person or entity and any other direct or indirect subsidiary of such holding company.

“Agreed Rate” means 3 per cent per annum calculated on a daily basis and on the basis of a 365-day year.

“Agreement” means this sale and purchase agreement, including the schedules, as amended, modified and/or supplemented from time to time.

“Antitrust Law” means any federal, state or local statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws issued by a Governmental Entity that are designed or intend to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including but not limited to, Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings, as amended, and the implementing regulation promulgated pursuant thereto (the “EUMR”).

“Ashton Roof Claim” has the meaning given in Clause 10.3.

“Audited Accounts” means the audited financial statements of each Sale Group Company (save for Office Depot Cooperatief WA, Office Depot (Operations) Holdings B.V., Office Depot Finance B.V., Office Depot Latin America Holdings B.V., Guilbert International B.V., Guilbert Beteiligungsholding GmbH, Office Depot Service – und Beteiligungs GmbH & Co. KG, Office Depot Deutschland GmbH, Xtreme Office B.V., Viking Direct B.V., Office Depot Netherlands B.V., Office Depot Europe B.V., Office Depot International B.V., Office Depot B.V., Heteyo Holding B.V., Office 1 (1995) Limited, Guilbert Luxembourg S.a.r.l., OD International (Luxembourg) Finance S.a.r.l., Office Depot Holding GmbH and OD (Holding) France SNC, Office Depot (Netherlands) C.V., Office Depot (Netherlands) LLC, Office Depot Delaware Overseas Finance No 1 LLC, Office Depot Brasil Participacoes Limited) in each case as at and for the 52 week financial period ended on the Accounting Date, as set out in an annexure to the Disclosure Letter.

“Aurelius” means Aurelius Equity Opportunities SE & Co KGaA.

“Benefit Plan” means a pension plan or other plan or written arrangement or policy relating to employee benefits maintained, participated in or contributed to by any Sale Group Company for the benefit of any present or former employees of any Sale Group Company.

“Bloomberg” means Bloomberg L.P.

“Budget” means the budget of the Sale Group set out in folder (i) 19.1 in respect of the financial year ending 31 December 2016; and (ii) 20.1 in respect of the financial year ending on or around 31 December 2017.

“Business Day” means any day other than a Saturday or Sunday or public holiday in the United States, the United Kingdom or the Netherlands.

“Business IP” means all Intellectual Property Rights used exclusively in connection with the business of the Sale Group Companies in the 12 months prior to the Completion Date.

“Cash” means the amount set out against the “Cash” entry in the Completion Adjustment Statement and drawn up as at the Effective Time in accordance with Schedule 7.

“CICE Reimbursement” means a reimbursement of the French tax credits for competitiveness and employment generated by Office Depot France SNC and/or Office Depot BS SAS during any period prior to the date on which Completion occurs and/or in relation to any fact, matter or circumstance that has occurred or does occur prior to the date on which Completion occurs.

“Claim” means a Warranty Claim or a Pre-Completion Action Claim.

“Completion” means completion of the sale and purchase of the Limited Partnership Interests in accordance with this Agreement.

“Completion Adjustment Statement” has the meaning given in paragraph (B) of Part 1 of Schedule 7.

“Completion Date” means:

(a) if the date on which the Condition has been satisfied or waived in accordance with this Agreement falls within the three Business Day period immediately prior to a Period End Date, the next Period End Date immediately following that Period End Date; or

(b) if the date on which the Condition has been satisfied or waived in accordance with this Agreement falls more than three Business Days before a Period End Date, that next occurring Period End Date.

“Completion Documents” has the meaning given in paragraph (A) of Schedule 5.

“Completion Payment” has the meaning given in Clause 5.2.

“Condition” means the condition set out in Clause 4.1.

“Confidential Information” has the meaning given to it in Clause 13.1.

“Confidentiality Agreement” means the agreement between (among others) the Parent and Aurelius Investments Limited dated 23 February 2016 relating to the provision of certain information.

“Consideration” has the meaning given to it in Clause 3.1.

“Contract” means any contract, agreement, deed, obligation, plan, undertaking, arrangement, commitment, note, bond, mortgage, indenture, agreement, licence, lease or other instrument.

“Cut-Off Date” means 23 September 2016.

“Data Room Information” means the materials and information made available for inspection by representatives of the Purchasers as existing at 10:00 a.m. (BST) on 22 September 2016 in a virtual data room established by the Sellers and managed by Merrill Corporation and contained on a USB flash drive provided by the Sellers to representatives of the Purchasers.

“DB Scheme” means the Guilbert UK Retirement Benefits Plan.

“Deed of Transfer Cooperative Interest” means the deed of transfer of the Cooperative Interest, whereby the GP Limited Partnership Seller, who holds the Cooperative Interest for the risk and benefit of the Limited Partnership, transfers the Cooperative Interest to the GP Limited Partnership Purchaser, who will hold the Cooperative Interest for the risk and benefit of the Limited Partnership, in the agreed form.

“Deed of Transfer Dutch BV Shares” means the notarial deed of transfer of the Dutch BV Shares, whereby the GP Limited Partnership Seller, who holds the Dutch BV Shares, for the risk and benefit of the Limited Partnership, transfers the Dutch BV Shares, to the GP Limited Partnership Purchaser, who will hold the Dutch BV Shares, for the risk and benefit of the Limited Partnership, in the agreed form.

“Default Rate” means 10 per cent. per annum calculated on a daily basis and on the basis of a 365-day year.

“Disclosed” means that the information directly ascertainable on the face of the material disclosed in the Data Room Information, the Disclosure Letter or the other Transaction Documents is sufficiently precise to (i) put a reasonable buyer, with the benefit of the appropriate advisers (“Reasonable Buyer”), on notice that the Sellers’ Warranty in question is untrue or inaccurate taking into account (in relation to the Data Room Information) the categorisation of the material disclosed by subject matter and/or geographical location; and (ii) enable a Reasonable Buyer to understand the nature and scope of the matter so disclosed in each case to the extent practicable based on information available to the Sellers at the time of disclosure.

“Disclosure Letter” means the letter from the Sellers to the Purchasers dated the date of this Agreement (with an effective date of 23 September 2016) together with its annexes in relation to the Sellers’ Warranties, the receipt of which has been acknowledged by the Purchasers.

“Dispute” has the meaning given in Clause 23.2.

“Draft Completion Adjustment Statement” has the meaning given in Part 1 of Schedule 7.

“Effective Time” means immediately prior to Completion.

“Encumbrance” means a lien, charge, security interest, mortgage (hypotheekrecht), pledge (pandrecht), claim, option, right of first refusal (voorkeursrecht), usufruct (vruchtgebruik), leasehold (erfpacht), tenancy (huurrecht), retention of title (retentierecht) or right of way (erfdienstbaarheid) or other security interest whatsoever and any arrest, charge, attachment, option or lien or any similar concept that limits the free and unrestricted title and/or use, under any applicable law or constitutional document.

“EUMR” has the meaning given in the definition of Antitrust Law.

“Event” means any transaction, act, event, circumstance, dealing, state of affairs, expiry of any time limit, occurrence or omission of any nature (including as a result of or in connection with Completion and the execution and performance of this Agreement), whether or not a Sale Group Company or the Purchaser is a party to it, and further including (without limitation) the death, winding up or dissolution of any person, any change in residence of any person for the purposes of any Tax or any change in profit sharing ratio of any partnership or other entity or a Sale Group Company becoming or ceasing to be a member of a group of companies (however defined) or becoming or ceasing to be associated or connected with any person for the purposes of any Tax.

“Fundamental Warranty Claim” has the meaning given in paragraph (A)(1) of Schedule 6.

“GP Limited Partnership Interest” means the GP Limited Partnership Seller’s interest in the Limited Partnership, being the contractual relationship between the GP Limited Partnership Seller as general partner of the Limited Partnership and the LP Limited Partnership Seller as limited partner of the Limited Partnership, and all rights and obligations of the GP Limited Partnership Seller under and pursuant to the Limited Partnership Agreement, representing in aggregate 1 per cent. of the ownership of the Limited Partnership.

“Governmental Entity” means, anywhere in the world, any supra-national, national, state, municipal or local government, any subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, administrative, legislative, judicial, taxing, competition, importing or other governmental or quasi-governmental authority, including the European Union, the European Commission and any Tax Authority.

“Indemnity Claim” means any Tax Claim or any claim under Clause 10.3 or Clause 10.5.

“Independent Accountant” has the meaning given to it in paragraph (1) of Part 4 of Schedule 7.

“Insurance Policies” has the meaning given in Clause 12 and “Insurance Policy” means any of them.

“Intellectual Property Rights” means:

(a) patents, utility models and rights in inventions;

(b) rights in each of know-how, Confidential Information and trade secrets;

(c) trademarks, service marks, rights in logos, trade names, rights in each of get-up and trade dress, rights to sue for passing off (including trade mark-related goodwill), rights to sue for unfair competition, and rights in domain names;

(d) copyright, database rights, rights in designs, and semiconductor topography rights;

(e) any other intellectual property rights; and

(f) all rights or forms of protection, subsisting now or in the future, having equivalent or similar effect to the rights referred to in paragraphs (a) to (e) above,

in each case: (i) anywhere in the world; (ii) whether unregistered or registered (including all applications, rights to apply and rights to claim priority); and (iii) including all divisionals, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals.

“Intra-Group Payables” means any amounts owing by a Sale Group Company (as debtor) to a Sellers’ Group Company (as creditor), excluding any trade balances arising in the ordinary course of business.

“Intra-Group Receivables” means any amounts owing by a Sellers’ Group Company (as debtor) to a Sale Group Company (as creditor), excluding any trade balances arising in the ordinary course of business.

“IP Assignment Agreements” means agreements providing for (i) an assignment from each of Viking Office Products, Inc. and the Parent to the GP Limited Partnership Purchaser (in its capacity as general partner of the Limited Partnership following Completion) or its nominee in relation to the legal title of certain intellectual property rights, (ii) an assignment from the GP Limited Partnership Seller (in its capacity as general partner of the Limited Partnership prior to Completion) to Viking Office Products, Inc. and the Parent in relation to the economic interest in certain intellectual property rights~~,~~ (iii) an assignment from Office Depot International B.V to the Parent in relation to certain domain names, (iv) an assignment from Guilbert Luxembourg S.a.r.l. to the Parent in relation to certain domain names, (v) an assignment from Guilbert Luxembourg S.a.r.l. to the Parent in relation to certain trade marks, and (vi) an assignment from Office Depot s.r.o. to the Parent in relation to a certain trade mark, in the agreed form.

“Israeli Receivable” means (i) any monies held from time to time in an escrow account(s) controlled by the Israeli Income Tax Assessor for Large Plants in connection with the disposal of Office Depot (Israel) Limited by the Parent and Office Depot Operations (Holdings) B.V. on 4 November 2010 and (ii) any royalty payments or other monies owed to Office Depot International B.V. by (a) Retail 3000 Management and Holdings Limited in connection with a license agreement dated 31 December 2013, as amended from time to time, between Office Depot International B.V. and Retail 3000 Management and Holdings Limited and/or (b) Ronen Levi (and/or any successor guarantor) in connection with a guarantee dated 31 December 2013 between Office Depot International B.V. and Ronen Levi.

“IT Contract” means any third party contract under which an IT System is licensed, leased, supplied, maintained or supported.

“IT Systems” means the information and communications technologies used by the Sale Group, including hardware, software, networks and associated documentation.

“Key Employee” means Jim Grady, Robyn Tyler, Milan Baran, Maria Garcia Nielsen, Mick Horn, Neil Maslen, Liz Mosley, Mike McCreesh, Thomas Lingen, Jonathan Newman, Olaf de Boer, Margareta le Calve, Thomas Glatzel, Oliver Klinck and Jean-Christophe Pin.

“Limited Partnership” means Office Depot (Netherlands) C.V., particulars of which are set out in Schedule 1.

“Limited Partnership Agreement” means the deed of limited partnership, entered into on 28 December 2011 between the LP Limited Partnership Seller and the GP Limited Partnership Seller, by which the Limited Partnership was formed under the laws of the Netherlands (commanditaire vennootschap).

“Limited Partnership Interests” means the LP Limited Partnership Interest and the GP Limited Partnership Interest collectively.

“LP Assets” means the assets held by the GP Limited Partnership Seller, for the risk and benefit of the Limited Partnership, being:

(a) those Intellectual Property Rights held by the GP Limited Partnership Seller for the risk and benefit of the Limited Partnership;

(b) 99.9% of the membership rights (the “Cooperative Interest”) in Office Depot Coöperatief WA, a Dutch cooperative (coöperatie) incorporated under the laws of The Netherlands, having its registered seat in Venlo and its address at Columbusweg 33, 5928 LA Venlo, the Netherlands, and being registered with the trade register (Handelsregister) under number 12063532 (the “Cooperative”);

(c) 4 A shares and 1 B share (the “Dutch BV Shares”) in Office Depot (Operations) Holdings B.V., a private company with limited liability incorporated under the laws of The Netherlands, having its registered seat in Venlo and its address at Columbusweg 33, 5928 LA Venlo, the Netherlands, and being registered with the trade register (Handelsregister) under number 35025125 (the “Dutch BV”);

(d) 500 shares in Office Depot International (Luxembourg) Finance S.à r.l, a private company with limited liability (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered seat in Luxembourg and its address at 6C, Rue Gabriel Lippman, L - 5365 Munsbach, Grand Duchy of Luxembourg, and being registered with the Registre de Commerce et des Sociétés under number B 93853 (the “Luxco Shares”);

(e) the shares in the capital of Office Depot (Holdings) 2 Limited, a private limited company incorporated under the laws of England and Wales, having its registered office at 501 Beaumont Leys Lane, Leicester, LE4 2BN, and being registered with the Registrar of Companies (England and Wales) with company number 05950243 (the “OD Ltd Shares”); and

(f) the membership interests in Office Depot (Netherlands) LLC, a limited liability company organised and existing under the laws of Delaware, United States of America, with registered address at 3411 Silverside Road, 104 Rodney Building, Wilmington, New Castle, Delaware, 19810, United States of America, with registration number 4991666.

“LP Limited Partnership Interest” means the LP Limited Partnership Seller’s interest in the Limited Partnership, being the contractual relationship between the GP Limited Partnership Seller as general partner of the Limited Partnership and the LP Limited Partnership Seller as limited partner of the Limited Partnership, and all rights and obligations of the LP Limited Partnership Seller under and pursuant to the Limited Partnership Agreement, representing in aggregate 99 per cent. of the ownership of the Limited Partnership.

“Litigation” means any action, claim or suit in relation to court or arbitration proceedings or investigation or inquiry by a Governmental Entity.

“Long Stop Date” means the date falling 6 months after the Cut-Off Date, or such later date as the parties may agree in writing.

“Management Accounts” means the unaudited monthly management accounts for the period commencing on the Accounting Date and ending on the Management Accounts Date, each in the form contained in the Data Room Information.

“Management Accounts Date” means 20 August 2016.

“Material Contract” means:

(a) any Contract (excluding purchase orders in the ordinary course of business) which involves payment to the Sale Group for the supply of goods or performance of services in an amount in excess of a VAT exclusive amount of €5,000,000 annually;

(b) any Contract (excluding purchase orders in the ordinary course of business) which involves expenditure by the Sale Group in excess of a VAT exclusive amount of €15,000,000 annually; and

(c) any Contract relating to the future disposition or acquisition of any business enterprise or any interest in any business enterprise by the Sale Group for consideration in excess of a VAT exclusive amount of €5,000,000.

“Member State” means a member state of the European Union as at the date of this Agreement.

“Notary” means civil law notary (notaris) of Eversheds Amsterdam.

“Office Max Trade Mark Licence Agreement” means the licence agreement between OMX, Inc., the GP Limited Partnership Purchaser and the Limited Partnership in relation to certain trade marks.

“Overprovision” means, applying the method of preparation of the Relevant Accounts set out in Part 3 of Schedule 7 (and ignoring the effect of any change in law after Completion or action taken by the Purchaser or a Sale Group Company after Completion) the amount by which any provision for Tax (other than a provision for deferred Tax) in the Relevant Accounts is overstated or in the case of a right to repayment of Tax, the amount by which such right to repayment of Tax to a Sale Group Company in the Relevant Accounts proves to be understated.

“Owned Business IP” means the Business IP owned by the Sale Group Companies.

“Period End Date” means each of 24 September 2016, 22 October 2016, 19 November 2016, 31 December 2016, 28 January 2017, 25 February 2017, 1 April 2017, 29 April 2017, 27 May 2017, 1 July 2017, 29 July 2017 and 26 August 2017.

“Permitted Actions” means those actions set out in Schedule 4.

“Permitted Encumbrance” means:

(a) any lien, right of set-off, retention of title, trust relationship or other Encumbrance arising by operation of law, by contract or under general business conditions, in each case in the ordinary course of business;

(b) any Encumbrance arising by operation of law, by contract or under general business conditions, in each case by virtue of the provision of general banking or overdraft facilities or as otherwise required by the relevant bank under its standard terms and conditions for operation of the relevant accounts or facilities;

(c) any Encumbrance arising in the ordinary course of business under a finance lease, hire purchase, conditional sale agreement or other agreement for the acquisition of assets on deferred payment terms;

(d) any Encumbrance arising by operation of law in respect of any Tax being contested in good faith or required to be created in favour of any Tax Authority or other Governmental Entity in order to appeal against or otherwise challenge Tax assessments and/or claims in good faith; and

(e) any Encumbrance arising in the ordinary course of business on rental deposits in connection with the use of leasehold premises.

“Pre-Completion Action Claim” means any claim for breach of Clause 8.1.

“Pre-Completion Restructuring” means the reorganization of the structure of the Sale Group prior to Completion, as set out in the Pre-Completion Restructuring Steps Plan.

“Pre-Completion Restructuring Steps Plan” means the steps plan in the agreed form setting out the steps to effect the Pre-Completion Restructuring.

“Pre-Effective Date Tax Liability” shall mean any Tax that was caused solely in relation to facts and circumstances that occurred in the Pre-Effective Date Tax Period (and for the avoidance of doubt the filing of any Tax Return after the Completion Date and any assessment by, or other action taken by, a Tax Authority or any other person in connection with any Tax Return, Tax Liability or Tax assessment after the Completion Date in respect of the Pre-Effective Date Tax Period shall not prevent a Tax liability from being caused solely in relation to such facts and circumstances).

“Pre-Effective Date Tax Period” means any time period and any taxable period ending on or before Completion (including on Completion). If Completion deviates from the end of a period by reference to which tax is calculated (a “taxable period”), the time period up until and including Completion shall be deemed to constitute a taxable period. “Proceedings” has the meaning given in Clause 23.5.

“Property” means a freehold or leasehold property owned by any Sale Group Company in, or in connection with, its business, including any individual property and any part of an individual property.

“Purchasers’ Group” means the LP Limited Partnership Purchaser, the GP Limited Partnership Purchaser and their respective Affiliates, in each case from time to time, and includes each Sale Group Company after Completion.

“Purchasers’ Group Company” means the LP Limited Partnership Purchaser, the GP Limited Partnership Purchaser or one of their Affiliates, in each case from time to time, and includes a Sale Group Company after Completion.

“Purchasers’ Relief” means:

(a) any Accounts Relief;

(b) any Relief (other than an Accounts Relief) to the extent that it arises to a Sale Group Company in respect of an Event occurring (or being treated for Tax purposes as occurring), or period commencing, after the Completion or, in respect of a period current at the Completion, to the extent that it is apportioned on a time basis (or such other basis as is more reasonable) to the part of such period after Completion; or

(c) any Relief arising to any member of the Purchasers’ Tax Group (other than a Sale Group Company).

“Purchasers’ Tax Group” means the Purchasers’ Group and any other company or companies which either are, or become after the Completion Date, or have been, within the seven years ending at the Completion Date, treated as members of the same group as, or otherwise connected or associated in any way with, the Purchasers for any Tax purpose and, for the avoidance of doubt, including as from the Completion Date, each Sale Group Company.

“Purchasers’ Warranties” means the warranties given by the LP Limited Partnership Purchaser and the GP Limited Partnership Purchaser in Clause 7 of this Agreement.

“Relevant Accounts” has the meaning provided in Schedule 8.

“Relevant Proportions” means, in the case of the LP Limited Partnership Seller, 99 per cent. and, in the case of the GP Limited Partnership Seller, 1 per cent.

“Relief” means any relief, loss, allowance, exemption, set-off, deduction or credit in respect of any Tax or relevant to the computation or against of any income, profits, gains for the purposes of any Tax, or any right to repayment of Tax or right to receive a payment in respect of a tax credit (including any repayment supplement or interest payable by any Tax Authority) or saving of Tax and any reference to the “application” of a Relief shall be construed accordingly and, for the avoidance of doubt, shall include the use or set-off of such Relief.

“Retirement Benefits” means any pension, lump sum, gratuity or similar benefit payable or prospectively or contingently payable on or following retirement (whether before, at or after normal retirement age), leaving service, invalidity or death, but excluding benefits provided under any free standing arrangement which provides benefits only on the injury or accidental death of an employee in service.

“Sale Group” means, collectively, the Limited Partnership and the Sale Group Subsidiaries.

“Sale Group Company” means the Limited Partnership or a Sale Group Subsidiary.

“Sale Group Data Book” means the document setting out certain particulars of the Sale Group Companies in the agreed form.

“Sale Group Subsidiaries” means those companies for which particulars are set out in the Sale Group Data Book, and “Sale Group Subsidiary” means any of them.

“Sellers” means, together, the LP Limited Partnership Seller and the GP Limited Partnership Seller, and “Seller” means either of them.

“Sellers’ Account” means the checking account with Wells Fargo Bank in the name of Office Depot, Inc. with account number: 2000015259475, ABA routing number: 121000248, TIN# number: 59-2663954 and address at 420 Montgomery Street, San Francisco, CA 94104, United States of America.

“Sellers’ Group” means the Sellers and their respective Affiliates as at the date of this Agreement, but excludes any Sale Group Company.

“Sellers’ Group Company” means either of the Sellers or one of their respective Affiliates as at the date of this Agreement but excludes any Sale Group Company.

“Sellers’ Obligations” has the meaning given in Clause 18.1.

“Sellers’ Tax Group” means the Sellers’ Group and any other company or companies (other than each Sale Group Company) which either are, or become after the Completion Date, or have been, within the seven years ending at the Completion Date, treated as members of the same group as, or otherwise connected or associated in any way with, any of the Sellers for any Tax purpose.

“Sellers’ Warranties” means the warranties given by the Sellers in Clause 6.1, in each case in the terms set out in Schedule 5, and “Sellers’ Warranty” means one of them.

“Supplemental Disclosure Letter” means the letter from the Sellers to the Purchasers together with its annexes in relation to the Sellers’ Warranties which shall be delivered by the Sellers to the Purchasers immediately before Completion, which shall only set out facts, matters and circumstances that have arisen between the Cut-Off Date and the Effective Time, except that the monthly management accounts for a period ending after 20 August 2016 shall be permitted and form part of the Supplemental Disclosure Letter.

“Tax” means any form of taxation, levy, duty, charge, contribution, withholding, deduction, social security contribution, fee, license subsidy, state aid or any other levy or impost of whatever nature in any jurisdiction (including any related fine, penalty, surcharge or interest for all of the aforementioned) and including any amount payable to a Member State by way of recovery by such Member State of unlawful state aid (and/or any interest or penalties thereon) following any action by the European Commission pursuant to Articles 107 or 108 of the Treaty on the Functioning of the European Union and including any secondary tax liability for all the aforementioned, chargeable, imposed, collected or assessed by, or payable to, any Tax Authority.

“Tax Authority” means any revenue, customs, excise, government, state or municipality or any local, state, federal or other authority, body or official anywhere in the world competent to impose, administer, levy, assess or collect Tax.

“Tax Authority Claim” means any notice, demand, assessment, letter or other document issued by or on behalf of any Tax Authority or prepared by a Sale Group Company, any member of the Purchaser’s Tax Group or any other person or any other action taken by or on behalf of any Tax Authority or person (including the imposition, or any document referring to the possible imposition, of any withholding of or on account of Tax) or any self-assessment or any other claim in each case whether before or after the date hereof from which notice, demand, assessment, letter, document, action, or self-assessment or claim it appears that a Tax Liability or increased Tax Liability will or may be incurred by or imposed on a Sale Group Company in connection with a Pre-Effective Date Tax Liability.

“Tax Claim” means any claim under paragraph (B) of Schedule 8.

“Tax Expert” means a counsel or adviser (from a “big four” accountancy firm or recognised law firm) who has specialised in Tax matters for at least 10 years and being a member of the Dutch Tax Advisors Association (Nederlandse Orde van Belastingadviseurs (“NOB”)) and/or the Dutch Association of Tax Lawyers (Nederlandse Vereniging van Advocaat-Belastingkundigen (“NVAB”)) or an equivalent association in the appropriate jurisdiction and to whom the Purchasers and the GP Limited Partnership Seller have agreed to refer a dispute or, failing such agreement within 10 Business Days, a counsel or adviser who has specialised in Tax matters for at least 10 years and who is nominated by the Chairman of the NOB or NVAB or an equivalent association in the appropriate jurisdiction upon the request in writing by either the GP Limited Partnership Seller or a Purchasers’ Group Company for such nomination.

“Tax Return” means any return, declaration, documentation (including documentations for transfer pricing purposes), report, claim, election, surrender, disclaimer, claim for refund, notice, consent, form or other information relating to any Tax, including any schedule or attachment thereto.

“Tax Liability” means a liability for Tax imposed, administered, levied, assessed or collected by a Tax Authority.

“Tax Warranties” means the Sellers’ Warranties set out in paragraph (R) of Schedule 5 and “Tax Warranty” means any of them.

“Tax Warranty Claim” means any claim for breach of a Tax Warranty.

“Trade Mark Co-Existence Agreement” means the agreement relating to the use of certain co-existing trade marks in the agreed form, to be entered into between Office Depot, Inc., Viking Office Products Inc., the GP Limited Partnership Purchaser and the Limited Partnership at Completion.

“Transaction” means the transaction contemplated by this Agreement.

“Transaction Documents” means this Agreement, the Disclosure Letter, the Completion Documents (excluding any document in connection with the DB Scheme) and all of the agreed form documents, including in each case any schedules and annexures thereto.

“Transfer and Assignment Agreement Limited Partnership Interests” means the transfer and assignment agreement, whereby (among other things) the LP Limited Partnership Seller will transfer and assign the LP Limited Partnership Interest to the LP Limited Partnership Purchaser and the GP Limited Partnership Seller will transfer and assign the GP Limited Partnership Interest to the GP Limited Partnership Purchaser, in the agreed form.

“Unaudited Accounts” means:

(a) the unaudited consolidated financial statements of the Sale Group; and

(b) the unaudited financial statements of Office Depot (Holding) GmbH, Office Depot Finance B.V., Office Depot Latin America Holdings B.V., Office Depot Deutschland GmbH, Xtreme Office B.V., Office Depot Europe B.V., Office 1 (1995) Limited, Guilbert Luxembourg S.a.r.l., OD International (Luxembourg) Finance S.a.r.l., Office Depot Holding GmbH and OD (Holding) France SNC,

in each case as at and for the 52 week financial period ended on the Accounting Date, as set out in an annexure to the Disclosure Letter.

“US GAAP” means generally accepted accounting principles in the United States.

“VAT” means:

(a) value added tax as provided for in Directive 2006/112/EC; and

(b) any other Tax of a similar nature, whether imposed in a Member State in substitution for, or levied in addition to, such tax referred to in (a) above, or elsewhere (including, where relevant, any goods and services tax or sales tax).

“VDD Report” means the draft vendor due diligence report prepared by PricewaterhouseCoopers Advisory N.V. in relation to the Sale Group (attached to the Disclosure Letter for the purposes of identification).

“Warranty Claim” means any claim for breach of a Sellers’ Warranty.

“Working Capital” means the amount set out against the “Working Capital” entry in the Completion Adjustment Statement and drawn up as at the Effective Time in accordance with Schedule 7.

1.2 In this Agreement, a reference to:

(a) a company is a “subsidiary” of another company, its “holding company” if that other company:

(i) holds a majority of the voting rights in it; or

(ii) has the right, either alone or pursuant to an agreement with other shareholders or members, to appoint or remove a majority of its management board or its supervisory board (if any); or

(b) liability “under, pursuant to or arising out of” (or any analogous expression) any Contract includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that Contract;

(i) is a shareholder or member of it and controls alone or together with other persons, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it,

or if the first-mentioned company above is a subsidiary of a company which is itself a subsidiary of that other company;

(c) “includes” or “including” or words of similar meaning, unless specified otherwise, shall be deemed to be followed by the words “without limitation”;

(d) a document in the “agreed form” is a reference to a document in a form as may be approved in writing (including by e-mail) by or on behalf of the Sellers and the Purchasers and for the purposes of identification initialed by or on behalf of the Sellers and the Purchasers (including by any such party’s solicitors), with such amendments as may be agreed in writing by or on behalf of each the Sellers and the Purchasers;

(e) a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re-enacted or both) before the date of this Agreement;

(f) a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, governmental authority, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

(g) a “company” shall be construed so as to include any company, corporation or other body corporate or other person or entity, wherever and however incorporated or established;

(h) a “party” includes a reference to that party’s successors and permitted assigns;

(i) a Clause, paragraph or Schedule, unless specified otherwise, is a reference to a clause or paragraph of, or schedule to, this Agreement, and the Schedules form part of this Agreement;

(j) any Dutch legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than the Netherlands be deemed to include what most nearly approximates in that jurisdiction to the Dutch legal term and any Dutch statutory provision shall be construed so as to include equivalent or analogous laws of any other jurisdiction;

(k) the phrase “so far as the Sellers are aware” or any similar expression means so far as any of Jim Grady, Thomas Lingen or Paul Schepflin is actually aware (i) at the time of the Cut-Off Date in respect of the Sellers’ Warranties given at the Cut-Off Date and (ii) at the time immediately before Completion in respect of the Sellers’ Warranties given immediately before Completion, and does not include any constructive or imputed knowledge of such persons but does include actual knowledge obtained from making reasonable enquiries (and the Sellers shall ensure that such persons make such reasonable enquiries);

(l) “€ ” or “Euro” is to the functional currency of the Euro zone; and

(m) a time of the day is to the time in New York City, New York, USA on the relevant day.

1.3 Save as otherwise expressly provided in this Agreement, any monetary sum to be taken into account for the purposes of this Agreement where that sum is expressed in a currency other than Euro shall be converted into Euro at the closing mid-point Euro spot rate applicable to the balance of all such amounts as are expressed in that currency at close of business in Amsterdam on the specified date or, if no date is specified, the date of this Agreement, as quoted by Bloomberg Generic London pricing source.

1.4 Where in this Agreement a Dutch term is in brackets after an English term and there is any inconsistency between the Dutch and the English, the meaning of the Dutch term shall prevail.

1.5 The headings in this Agreement do not affect its interpretation.

2. Sale, Purchase and Transfer

2.1 The LP Limited Partnership Seller agrees to sell and transfer, and the LP Limited Partnership Purchaser agrees to purchase and accept, the LP Limited Partnership Interest free of any Encumbrance and together with all rights attaching to the LP Limited Partnership Interest at Completion.

2.2 The GP Limited Partnership Seller agrees to sell and transfer, and the GP Limited Partnership Purchaser agrees to purchase and accept, the GP Limited Partnership Interest free of any Encumbrance and together with all rights attaching to the GP Limited Partnership Interest at Completion.

2.3 At Completion the GP Limited Partnership Seller shall transfer to the GP Limited Partnership Purchaser for no further consideration, and the GP Limited Partnership Purchaser shall accept such transfer, of such right, title and interest in the LP Assets held at Completion by the GP Limited Partnership Seller as general partner for the risk and benefit of the Limited Partnership.

3. Consideration

3.1 The aggregate consideration for the sale of the Limited Partnership Interests by the Sellers to the Purchasers shall be an amount equal to the Completion Payment, as adjusted in accordance with Clause 5.3 (the “Consideration”).

3.2 The Consideration shall, to the extent legally possible, for Tax purposes (without prejudice to Clause 16.1), be considered to be reduced by the amount of any payment by a Seller for a Claim or for breach of this Agreement or for any other payment pursuant to an indemnity or covenant in this Agreement.

4. Condition to Completion

4.1 Completion is conditional on the following Condition being satisfied or (if capable) waived in accordance with this Agreement, namely the approval of the Transaction by the European Commission shall have been granted under Article 6(1)(b), 6(2), 8(1) or 8(2) of the EUMR, as amended, or by failing to issue a decision by the time the relevant waiting period has expired approval of the Transaction by the European Commission shall be deemed to have been granted under Article 10(6) of the EUMR, provided that if the European Commission has adopted a decision under Article 9 of the EUMR to refer the Transaction in whole or in part to any competent authority of any Member State or state of the European Economic Area, all such competent authorities in each Member State or state in the European Economic Area to which the whole or part of the Transaction has been referred shall have approved the Transaction, or applicable waiting periods in respect of the Transaction shall have expired or been earlier terminated, provided, further, that, for the avoidance of doubt, if only part of the Transaction has been referred to a Member State or state in the European Economic Area, the European Commission shall have approved that part of the Transaction not so referred to a competent authority under Article 6(1)(b), 6(2), 8(1) or 8(2) of the EUMR, or by failing to issue a decision by the time the relevant waiting period has expired approval of that part of the Transaction not so referred to a competent authority by the European Commission shall be deemed to have been granted under Article 10(6) of the EUMR.

4.2 Since the Cut-Off Date, the Purchasers shall have used (at their own cost) and following the date of this Agreement the Purchasers undertake to and agree with the Sellers that the Purchasers shall (at their own cost) use, their best endeavours to achieve satisfaction of the Condition as soon as possible and in any case before 3:00 p.m. on the Long Stop Date. Such best endeavours includes:

(a) as soon as reasonably practicable and without undue delay following the Cut-Off Date, filing with the required Governmental Entities the notifications and report forms (in draft form where applicable), if any, required for the Transaction (and promptly supplying any additional information and documentary material that may be requested by the required Governmental Entities);

(b) promptly taking all steps (including making notifications and filings) necessary to obtain all consents, approvals or actions required in order to satisfy the Condition;

(c) progressing the filings, submissions and notifications referred to in Clause 4.1 with all diligence and providing all information which is reasonably requested or required by any Governmental Entity in connection with such filings, submissions and notifications;

(d) providing the GP Limited Partnership Seller and its advisers with copies of all draft notifications and communications to any Governmental Entity and take into account any reasonable suggestions of the GP Limited Partnership Seller where such suggestions are not detrimental to the commercial interests of the Purchasers or any of the Sale Group Companies, as applicable;

(e) providing the GP Limited Partnership Seller and its advisers with copies of all filings, notifications and communications to any Governmental Entity in the form submitted or sent, provided that such filings, notifications or communications shall not be submitted or sent without the prior written consent of the GP Limited Partnership Seller, such consent not to be unreasonably withheld or delayed;

(f) keeping the GP Limited Partnership Seller informed on the status and progress of the relevant filings, notifications and communications and promptly provide the GP Limited Partnership Seller and its advisers with copies or details (if not in writing) of any communications from any relevant Governmental Entity; and

(g) (to the extent reasonably practicable) allowing the GP Limited Partnership Seller and its advisers to attend all meetings and to participate in all telephone and other conversations with any relevant Governmental Entity as an observer.

4.3 Without limiting the foregoing but subject to Clause 4.4, the Purchasers agree to take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity or any other party so as to enable the parties to expeditiously close the Transactions contemplated by this Agreement, including offering, accepting and agreeing to any conditions, obligations, undertakings, commitments and/or modifications of whatsoever nature that allow any applicable waiting period to expire or otherwise permit the consummation of the Transactions contemplated by this Agreement as soon as practicable after the date of this Agreement and in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the Transactions contemplated by this Agreement.

4.4 The parties agree that the Purchasers shall not be required to commit to and/or effect, by consent decree, hold separate orders, or otherwise, the sale or disposition of the assets or businesses or the Limited Partnership Interests to be acquired by them pursuant to this Agreement in order to fulfil their obligations under Clause 4.3.

4.5 The Purchasers’ obligations under Clause 4.2 and Clause 4.3 are subject to receiving information, co-operation or assistance reasonably requested by the Purchasers from the GP Limited Partnership Seller or its advisers in relation to satisfaction of the Condition.

4.6 The GP Limited Partnership Seller shall and shall cause each Sale Group Company to cooperate with and to promptly provide all such assistance as may be reasonably requested by the Purchasers or their advisers in order to procure satisfaction of the Condition, executing or causing the execution of all relevant documentation and giving the Purchasers, in a timely fashion, such information as the Purchasers may reasonably require in connection with satisfying such Condition, except that the GP Limited Partnership Seller may reasonably designate any competitively sensitive or confidential business material as “outside counsel only” and such business materials and the information contained therein shall be given only to the outside legal counsel of the Purchasers and not disclosed by such outside counsel to employees, officers or directors of the Purchasers’ Group unless express permission is obtained in advance from the GP Limited Partnership Seller or its advisers.

4.7 Each party shall notify the other parties promptly in writing upon becoming aware that the Condition has been satisfied in whole or in part. If, at any time, a party becomes aware of a fact or circumstance that is reasonably likely to prevent the Condition from being satisfied, it shall promptly inform the other parties of the matter.

4.8 The Purchasers undertake not to (and to procure that no Purchasers’ Group Company shall) enter into any transaction or agreement to effect any transaction (including any merger or acquisition) or of any other nature after the date of this Agreement that might reasonably be expected to make it more difficult, or to materially increase the time required, to achieve satisfaction of the Condition or to otherwise delay, impede or prejudice Completion or the timing of Completion.

4.9 If the Condition has not been satisfied (or waived in accordance with this Agreement) by 3.00 p.m. on the Long Stop Date, this Agreement shall terminate automatically.

4.10 If, prior to Completion, ABN Amro Commercial Finance S.A. sends (and does not withdraw or revoke) a notice of termination in writing to the relevant Sale Group Company in respect of the provision by it of a factoring line to the Sale Group (the “ABN Amro Factoring Line”) under the documents contained at 12.7.7.1.1, 12.7.7.1.2 and 12.7.7.1.4 of the Data Room Information (the “Factoring Documents”) or, prior to Completion, the ABN Amro Factoring Line otherwise ceases to be available to the relevant Sale Group Company, whether in its entirety or on its usual terms (and remains unavailable at the Effective Time), then: (a) the Sellers shall be entitled to terminate this Agreement with immediate effect by notice in writing to the Purchasers; and (b) the Purchasers shall be entitled to terminate this Agreement with immediate effect by notice in writing to the Sellers, unless the Sellers demonstrate to the Purchasers (acting reasonably) that they or any other person will provide a factoring line to the Sale Group on terms commercially equivalent to the terms of the Factoring Documents and at no additional cost to the Sale Group with effect from Completion. If, under this Clause 4.10, the Sellers terminate this Agreement or, if the Purchasers are otherwise entitled to terminate this Agreement, the Sellers do not or do not procure that any other person will provide a factoring line to the Sale Group on terms commercially equivalent to the terms of the Factoring Documents with effect from Completion, then the Sellers (in their Relevant Proportions) shall reimburse the Purchasers for any reasonable and documented external fees incurred in connection with the Transaction up to an aggregate maximum of €1,000,000 (including VAT or equivalent) (“Cost Coverage”); provided that up to an aggregate maximum of €500,000 (including VAT or equivalent) of the Cost Coverage amount may be used to reimburse the Purchasers for any reasonable and documented internal recharges in respect of legal, tax, finance and HR support provided by Affiliates of the Purchasers in connection with the Transaction.

4.11 Without prejudice to Clause 19.11, each party’s further rights and obligations cease immediately on termination of this Agreement, but termination does not affect a party’s accrued rights and obligations at the date of termination including any claim for breach of this Agreement.

5. Completion

5.1 Completion shall take place on the Completion Date at the time in New York City, New York, USA that is the same time as 00:01 (Amsterdam, the Netherlands time) on the day immediately after the Completion Date (or on such other date and/or such other time as may be agreed in writing between the GP Limited Partnership Seller and the Purchasers). By way of illustration, if the Completion Date is 31 December 2016, then Completion would occur at 18:01 (New York City, New York, USA time) on 31 December 2016, which is the same time as 00:01 (Amsterdam, the Netherlands time) on 1 January 2017.

5.2 The amount payable by the Purchasers to the Sellers on Completion shall be €1.00 (the “Completion Payment”) and shall be payable to the Sellers in their Relevant Proportions.

5.3 The Completion Payment will be adjusted by an amount equal to the sum of:

(a) the amount by which Cash exceeds €80,000,000; minus

(b) the lower of (i) the amount by which Cash is lower than €80,000,000 and (ii) €40,000,000; minus

(c) the amount by which Cash is lower than €40,000,000; plus

(d) the lower of (i) the amount by which Working Capital exceeds €150,000,000 and (i) €40,000,000; minus

(e) the amount by which Working Capital is less than €150,000,000,

in each case, as determined in accordance with Schedule 7.

5.4 In respect of any payment required pursuant to Clause 5.3 above:

(a) if the sum of Clause 5.3 is a negative number, each Seller shall pay its Relevant Proportion of the aggregate sum (for this purpose expressed as a positive number) to the GP Limited Partnership Purchaser (to hold on behalf of itself and the LP Limited Partnership Purchaser), provided that the maximum aggregate liability of the Sellers under this Clause 5.4(a) shall be €230,000,000;

(b) if the sum of Clause 5.3 is a positive number, the Purchasers shall pay to the GP Limited Partnership Seller (to hold on behalf of itself and the LP Limited Partnership Seller) an amount (if any) equal to the lower of: (i) any Cash of the Limited Partnership or the Cooperative at Completion (which, for the avoidance of doubt, may be zero); and (ii) €2,000,000;

(c) the Sellers or the Purchasers (as the case may be) shall make such payment not later than 15 Business Days following the date on which the Completion Adjustment Statement is, or is deemed to be, agreed or determined;

(d) the amount of such payment shall accrue interest from the Completion Date at the Agreed Rate;

(e) such payment shall be in Euros; and

(f) such payment shall not be limited by the Sellers’ limitations on liability set forth in this Agreement.

5.5 At Completion the Sellers and the Purchasers shall do all those things respectively required of them in Schedule 2.

5.6 The Sellers are not obliged to complete this Agreement unless the Purchasers comply with all of their obligations under this Clause 5 and Schedule 2.

5.7 If Completion does not take place on the Completion Date because the Purchasers fail to comply with any of their obligations under this Clause 5 and Schedule 2 (whether such failure by the Purchasers amounts to a repudiatory breach or not), the Sellers may by notice from the GP Limited Partnership Seller to the Purchasers:

(a) proceed to Completion to the extent reasonably practicable (without limiting its rights under this Agreement); or

(b) postpone Completion to a date not less than three nor more than 10 Business Days after such intended Completion Date.

5.8 If the Sellers postpone Completion to another date in accordance with Clause 5.7(b), the provisions of this Agreement apply as if that other date is the Completion Date.

5.9 If Completion does not occur on the postponed Completion Date contemplated in Clause 5.7(b) or Clause 5.11(d), because the Purchasers fail to comply with any of their obligations under this Clause 5 and Schedule 2 (whether such failure by the Purchasers amounts to a repudiatory breach or not), the Sellers may, by notice in writing from the GP Limited Partnership Seller to the Purchasers, exercise either of the rights set forth in Clause 5.7 or terminate this Agreement with immediate effect. If the Sellers terminate this Agreement pursuant to this Clause 5.9, (without prejudice to Clause 19.11) each party’s further rights and obligations cease immediately on termination, but termination does not affect a party’s accrued rights and obligations at the date of termination including any claim for breach of this Agreement.

5.10 The Purchasers are not obliged to complete this Agreement unless the Sellers comply with all their obligations under this Clause 5 and Schedule 2.

5.11 If Completion does not take place on the Completion Date because the Sellers fail to comply with any of their obligations under this Clause 5 and Schedule 2 (whether such failure by the Sellers amounts to a repudiatory breach or not), the Purchasers may by notice to the GP Limited Partnership Seller:

(a) proceed to Completion to the extent reasonably practicable (without limiting their rights under this Agreement); or

(b) postpone Completion to a date not less than three nor more than 10 Business Days after such intended Completion Date.

5.12 If the Purchasers postpone Completion to another date in accordance with Clause 5.11(b), the provisions of this Agreement apply as if that other date is the Completion Date.

5.13 If Completion does not occur on the postponed Completion Date contemplated in Clause 5.11(b) or Clause 5.7(b) because the Sellers fail to comply with any of their obligations under this Clause 5 and Schedule 2 (whether such failure by the Sellers amounts to a repudiatory breach or not), the Purchasers may, by notice in writing to the GP Limited Partnership Seller, exercise either of the rights set forth in Clause 5.11 or terminate this Agreement with immediate effect. If the Purchasers terminate this Agreement pursuant to this Clause 5.13, (without prejudice to Clause 19.11) each party’s further rights and obligations cease immediately on termination, but termination does not affect a party’s accrued rights and obligations at the date of termination.

5.14 The Sellers confirm that they are aware that the Notary is a civil law notary working at Eversheds Amsterdam, the law firm acting as lawyers of the Purchasers. With reference to the provisions of the Code of Conduct (Verordening Beroeps- en Gedragsregels) of the Royal Notarial Regulatory Body (Koninklijke Notariële Beroepsorganisatie), the Sellers acknowledge and agree that Eversheds Amsterdam may assist and act on behalf of the Purchasers in connection with this Agreement including any disputes arising in relation to this Agreement.

5.15 Notwithstanding whether the Purchasers become aware that there has been a breach of this Agreement or that they may have a claim against the Sellers under this Agreement, the Purchasers shall not be entitled to rescind or terminate this Agreement except as provided in Clause 5.13 and the Purchasers waive any right of rescission or termination they may have other than as provided in Clause 5.13 and Clause 4.10.

6. Sellers’ Warranties

6.1 The Sellers warrant (garanderen) jointly and severally to the Purchasers in the terms set out in Schedule 5:

(a) at the Cut-Off Date by reference to the facts, matters and circumstances then existing; and

(b) immediately before Completion by reference to the facts, matters and circumstances then existing as if references in Schedule 5 to the Cut-Off Date were references to the date of Completion.

6.2 The Sellers’ Warranties (when made at the Cut-Off Date) are qualified by the facts, matters and circumstances Disclosed in the Data Room Information, the Disclosure Letter and the other Transaction Documents. The Sellers’ Warranties (when made immediately before Completion) are qualified by the facts, matters and circumstances Disclosed in the Data Room Information, the Disclosure Letter, the Supplemental Disclosure Letter and the other Transaction Documents.

6.3 The Sellers’ liability for any Warranty Claims shall be limited or excluded, as the case may be, as set out in Schedule 6.

6.4 Each of the Sellers’ Warranties shall be construed as a separate Sellers’ Warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Sellers’ Warranty.

6.5 Without prejudice to Clause 6.3, the Sellers’ Warranties shall not in any respect be extinguished or affected by Completion.

6.6 The Purchasers shall have no right to terminate or rescind this Agreement in the event that there is a breach of any of the Sellers’ Warranties.

7. Purchasers’ Warranties

7.1 The Purchasers warrant (garanderen) jointly and severally to the Sellers that, at the date of this Agreement and immediately before Completion:

(a) they have the right, power and authority, and have taken all action necessary, to execute, deliver and exercise their rights and perform their obligations under this Agreement, each of the Completion Documents and each of the other Transaction Documents to which they are expressed to be a party;

(b) their obligations under the Transaction Documents to which they are expressed to be a party are, or when the relevant document is executed will be, valid and binding in accordance with their respective terms;

(c) the execution and delivery of, and the performance of their obligations under, the Transaction Documents to which they are expressed to be a party will not:

(i) result in a breach of any provision of their respective memorandum or articles of association or by-laws or equivalent constitutional documents;

(ii) result in a breach of, or constitute a default under, any instrument to which they are a party or by which they are bound and which is material in the context of the Transaction; or

(iii) result in a breach of any statute, law, rule, regulation, order, judgment or decree of any court or Governmental Entity to which they are a party or by which they are bound or submit and which is material in the context of the Transaction;

(d) save as set out in Clause 4.1, neither they nor any other Purchasers’ Group Company is required to obtain any consent or approval of, or give any notice to or make any registration with, or wait for any waiting period to expire or be terminated by, any Governmental Entity or any third party which has not been obtained or made, or which has not expired or been terminated, at the date of this Agreement both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement);

(e) the Purchasers will at Completion have sufficient funds to satisfy the Completion Payment; and

(f) the Purchasers have not taken or caused to be taken and will not take any action that they are aware or should reasonably be aware would have the effect of delaying, impairing or impeding the satisfaction of the Condition.

7.2 Each of the Purchasers’ Warranties shall be construed as a separate Purchasers’ Warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Purchasers’ Warranty.

8. Sellers’ Undertakings

8.1 After the execution of this Agreement until Completion the provisions of Schedule 3 shall apply. However, notwithstanding any other provision of this Agreement, nothing shall prevent any Sale Group Company from taking any of the Permitted Actions or taking any actions (including incurring any costs or expenses) reasonably considered by the management of the Sale Group to be immediately necessary to prevent or mitigate any loss of life, injury or damage to any person or to the environment and where management is not reasonably able to timely request the consent of the Purchasers or await a response from the Purchasers to such request, provided that the Sellers shall promptly inform the Purchasers of any such situation or circumstance.

8.2 The GP Limited Partnership Seller undertakes that, after Completion, it shall use reasonable endeavours to obtain the release of each Sale Group Company from any guarantee or similar surety given by it in respect of a liability or obligation of any Sellers’ Group Company and pending such release it shall indemnify and hold harmless the Purchasers and each Purchasers’ Group Company from all costs, claims and liabilities arising under any such guarantee or similar surety.

8.3 The Sellers shall ensure that, from the Cut-Off Date until Completion, no Sale Group Company shall incur new indebtedness under any arrangement with a bank or financial institution, including increasing indebtedness under any arrangement with a bank or financial institution existing at the Cut-Off Date. The Purchasers agree that the operation of the ABN Amro Factoring Line in accordance with the terms of the Factoring Documents shall not be prohibited or restricted under this Clause 8.3.

8.4 If the Sellers fail to perform their obligations under Clause 8.3, then the Sellers shall (in their Relevant Proportions) reimburse the relevant Sale Group Company an amount equal to any new or increased indebtedness (plus any accruing interest) incurred by the relevant Sale Group Company arising directly from such failure not later than 15 Business Days after the Purchasers have demonstrated to the satisfaction of the Sellers (acting reasonably) that such failure has occurred.

8.5 The Sellers shall use reasonable endeavours to procure that the rights of the Parent under the indemnity located at file 13.4.5.2.2.1 of the Data Room Information (the “Guilbert Indemnity”) are assigned to a Sale Group Company prior to Completion. The Purchaser shall, and shall procure that each Purchaser Group Company shall, provide such information, cooperation and assistance reasonably requested by the GP Limited Partnership Seller in connection with the Sellers’ obligations under this Clause 8.5.

8.6 The Sellers shall ensure that, at Completion, there are no outstanding Intra-Group Payables or Intra-Group Receivables.

9. Purchasers’ Undertakings

9.1 The Purchasers undertake that, after Completion, they shall use their reasonable endeavours to obtain the release of each Sellers’ Group Company from any guarantee or similar surety given by it in respect of liabilities or obligations of any Sale Group Company, in each case that is contained in folder 12.7.10 of the Data Room Information, and pending such release they shall indemnify and hold harmless the Sellers and each other Sellers’ Group Company from all costs, claims and liabilities arising under any such guarantee or similar surety. Any Sellers’ Group Company may enforce the terms of this Clause 9.1.

9.2 Subject to Clause 9.3, the Purchasers undertake that, after Completion, they shall use their reasonable endeavours to obtain the release of each Sellers’ Group Company from any guarantee or similar surety given by it in respect of the liabilities or obligations of any Sale Group Company, in each case that is not contained in folder 12.7.10 of the Data Room Information (a “Supplemental Sellers’ Group Guarantee”). Such reasonable endeavours shall include agreeing new terms of business, putting in place alternative security arrangements, providing cash on deposit or in escrow and/or and putting in place alternative guarantees in each case on reasonably commercial terms taking into account the principle of cost sharing reflected in Clauses 9.2 to 9.6 and in the context of the business of the Sale Group taken as a whole.

9.3 Subject to Clause 9.4 and Clause 9.5, the Purchasers shall be liable for all costs, claims and liabilities incurred by any Purchasers’ Group Company arising from obtaining the release of any Supplemental Sellers’ Group Guarantee pursuant to Clause 9.2 above.

9.4 The Purchasers’ obligations under Clause 9.2 shall cease with immediate effect, without prejudice to the discharge of any obligations existing prior to the termination with regard to Supplemental Sellers’ Group Guarantees to the extent of the cap referred to below, and the Sellers shall (in their Relevant Proportions) reimburse the relevant Purchasers’ Group Company from and against any Losses (as defined in Clause 9.6) in accordance with this Clause 9.4 in the event that the amount of a Supplemental Sellers’ Group Guarantee, when aggregated with the amounts of all other Supplemental Sellers’ Group Guarantees, exceeds €5,000,000 in which circumstances the Sellers shall reimburse (in their Relevant Proportions) the relevant Purchasers’ Group Company for all Losses and not the excess only.

9.5 The provisions of Clauses 9.2, 9.3 and 9.4 shall survive for a period of 24 months from the Completion Date, provided that if the Purchasers have notified the Sellers of a claim under Clause 9.4 before the date that is 24 months after the Completion Date then the Sellers’ obligations under Clauses 9.2, 9.3 and 9.4 shall continue in respect of that claim until such claim is finally determined.

9.6 For the purposes of this Clause 9, “Losses” means:

(a) in respect of a commercial arrangement with a vendor to which a Supplemental Sellers’ Group Guarantee relates, the lower of:

(i) an amount equal to 50 per cent. of the accounts payable balance due to the vendor to whom the Supplemental Sellers’ Group Guarantee relates at the date it is notified of the intention to revoke the Supplemental Sellers’ Group Guarantee (the “AP Balance”); and

(ii) an amount equal to the AP Balance, as reduced pro rata in proportion to the reduction in the number of payment days made available to the relevant Sale Group Company by that vendor at the end of the 30 Business Day period following the notice to the vendor of the intention to revoke the Supplemental Sellers’ Group Guarantee relative to the number of payment days made available to the relevant Sale Group Company immediately prior to the date of such notice; and

(b) in respect of any other arrangement to which a Supplemental Sellers’ Group Guarantee relates (including any lease, letter of credit, guarantee or other external debt) an amount equal to 50 per cent of:

(i) the amount of cash required to be put on deposit or in escrow; or

(ii) the maximum liability of any capped guarantee; or

(iii) the good faith estimate of maximum potential liability under an uncapped guarantee; or

(iv) the fair market value (calculated in good faith) of any alternative security arrangement,

provided that,

no potential costs, claims or liabilities arising from any guarantee given by a Purchasers’ Group Company in connection therewith shall constitute Losses.

9.7 The Purchasers and the Sellers agree to, between the Cut-Off Date and Completion, negotiate in good faith with each other matters relating to: (a) collaboration between the Sellers’ Group and the Sale Group in respect of international key accounts; (b) supply of certain goods and services by the global sourcing office of the Sellers’ Group to the Sale Group; and (c) transitional services arrangements between the Sellers’ Group (in particular relating to IT), in each case as to be set out in definitive agreements and to come into effect upon Completion.

9.8 The Purchasers undertake to the Sellers that, following Completion, they shall ensure that they will have available funds to satisfy any of their remaining obligations and liabilities under this Agreement and shall procure that no Purchasers’ Group Company will take any action that would or would be reasonably likely to prejudice the Purchasers’ ability to satisfy any such obligations and liabilities.

10. Sellers’ Indemnities

10.1 The Sellers shall indemnify and keep indemnified (as joint and several debtors) the Purchasers for themselves and as agent and trustee of each other Purchasers’ Group Company on demand from and against any and all actions, claims, proceedings, loss, damage, costs (including properly incurred reasonable legal and other adviser fees), expenses and other liabilities incurred by the Purchasers or any other Purchasers’ Group Company (but excluding any liabilities in respect of Tax, in respect of which the Sellers’ sole liability shall be pursuant to Schedule 8) to the extent arising out of or in connection with the Pre-Completion Restructuring. Any Purchasers’ Group Company may enforce the terms of this Clause 10.1.

10.2 The Sellers shall indemnify and keep indemnified (as joint and several debtors) the Purchasers for themselves and as agent and trustee of each other Purchasers’ Group Company on demand from and against any and all actions, claims, proceedings, loss, damage, costs (including properly incurred reasonable legal and other adviser fees), expenses and other liabilities incurred by the Purchasers or any other Purchasers’ Group Company (but excluding any liabilities in respect of Tax, in respect of which the Sellers’ sole liability shall be pursuant to Schedule 8) to the extent arising out of or in connection with the DB Scheme. Any Purchasers’ Group Company may enforce the terms of this Clause 10.2.

10.3 The Sellers shall indemnify and keep indemnified (as joint and several debtors) the Purchasers for themselves and as agent and trustee of each other Purchasers’ Group Company on demand from and against any and all actions, claims, proceedings, loss, damage, costs (including properly incurred reasonable legal and other adviser fees), expenses and other liabilities incurred by the Purchasers or any other Purchasers’ Group Company (but excluding any liabilities in respect of Tax, in respect of which the Sellers’ sole liability shall be pursuant to Schedule 8) to the extent arising out of or in connection with the potential litigation with respect to a leaking roof of the property leased by Office Depot International (UK) Limited at Ashton Commerce Park, Ashton Moss, Manchester (the “Ashton Roof Claim”). Any Purchasers’ Group Company may enforce the terms of this Clause 10.3.

10.4 In respect of the indemnity provided by the Sellers pursuant to Clause 10.3:

(a) the Sellers shall not be liable for any claim by the Purchasers under such indemnity unless the Purchasers have notified the Sellers of the amount claimed on or before the date falling 3 years after the Completion Date;

(b) the Purchasers shall, and shall ensure that each other Purchasers’ Group Company shall, provide to the GP Limited Partnership Seller and its advisers on reasonable prior written notice and during normal business hours, reasonable access to premises and personnel and to relevant assets, documents and records within the power or control of each Purchasers’ Group Company for the purposes of investigating the Ashton Roof Claim and enabling the GP Limited Partnership Seller to take the action referred to in Clause 10.4(d);

(c) the GP Limited Partnership Seller (at its cost) may take copies of the documents or records, and photograph the premises or assets, referred to in Clause 10.4(b);

(d) the Purchasers shall, and shall ensure that each other Purchasers’ Group Company shall, (x) take any reasonable action and institute any proceedings, and give any information and assistance, as the GP Limited Partnership Seller may reasonably request to dispute, resist, appeal, compromise, defend, remedy or mitigate the Ashton Roof Claim or (y) before making a claim under the indemnity provided by the Sellers pursuant to Clause 10.3, exhaust any potential claims against person(s) other than members of the Sellers’ Group to enforce the rights of a Purchasers’ Group Company in relation to the Ashton Roof Claim; and

(e) the Purchasers shall not, and shall ensure that no other Purchasers’ Group Company shall, admit liability or consent to the entry of any judgment in respect of, compromise or settle the Ashton Roof Claim without the prior written consent of the GP Limited Partnership Seller, such consent not to be unreasonably withheld, conditioned or delayed.

10.5 Unless and until the rights of the Parent under the Guilbert Indemnity are assigned to a Sale Group Company or (following Completion) a Purchasers’ Group Company, the Sellers shall indemnify and keep indemnified the Purchasers for themselves and as agent and trustee of each other Purchasers’ Group Company on demand from and against any and all actions, claims, proceedings, loss, damage, costs (including properly incurred reasonable legal and other adviser fees), expenses and other liabilities incurred by the Purchasers or any other Purchasers’ Group Company (but excluding any liabilities in respect of Tax, in respect of which the Sellers’ sole liability shall be pursuant to Schedule 8) arising out of the facts, matters and circumstances in respect of and to the extent which the Parent is indemnified under the Guilbert Indemnity.

10.6 The provisions of this Clause 10 shall only apply with effect from Completion.

11. Tax

11.1 The Tax Warranties are the only Sellers’ Warranties given in respect of Tax and none of the other Sellers’ Warranties shall be deemed to be, whether directly or indirectly, a Sellers’ Warranty in respect of Tax and the Purchaser acknowledges and agrees that the Sellers make no other warranty in relation to Tax.

11.2 The provisions of Schedule 8 shall apply with effect from Completion.

12. Insurance

12.1 The GP Limited Partnership Seller shall procure that there are maintained in full force and effect all insurance policies in which any Sale Group Company has an interest (the “Insurance Policies”), up to and including the Completion Date. Subject to the terms of any Insurance Policy, each Sale Group Company shall remain entitled to:

(a) the benefit of any claims which have accrued and are pending at Completion, save for the benefit of any product warranty claims which have accrued and are pending at Completion (which the Sellers’ Group shall remain entitled to and the Purchasers shall procure that after Completion each relevant Sale Group Company shall comply with any reasonable request of any Sellers’ Group Company in connection with such product warranty claims); and

(b) the benefit of any “occurrence” based Insurance Policies in relation to events occurring prior to Completion, provided that:

(i) the Purchasers shall be responsible for any deductibles or other amounts that are required to be self-insured under the terms of such “occurrence” based Insurance Policies;

(ii) the GP Limited Partnership Seller shall forward to the relevant Sale Group Company or, at the election of the Purchasers, the Purchasers any payments collected from any insurer in respect of any such claims (less any tax suffered by any Sellers’ Group Company on such payment, if any); and

(iii) no Sellers’ Group Company shall be liable to pay any shortfall under any such Insurance Policy.

12.2 With effect from the Completion Date, the Purchasers shall enter into and maintain, at their own cost insurance policies with retroactive cover for all “claims made” insurance policies in force prior to Completion.

12.3 From the date of this Agreement until Completion (a) the Sellers shall not do or knowingly omit to be done anything which might render any of the Insurance Policies void or voidable and (b) the GP Limited Partnership Seller shall notify the Purchasers promptly if any of the Insurance Policies is cancelled or varied in any material respect.

12.4 Nothing in this Agreement shall prevent any Sellers’ Group Company from taking, cancelling, extending, renewing, amending or not taking insurance on such basis or on such terms as it sees fit in respect of the period after Completion, save to the extent that to do so would be inconsistent with the Sellers’ express obligations pursuant to this Clause 12.

12.5 Certain of the Sale Group Companies are the beneficiaries of Insurance Policies, which, in connection with the Transaction, are either to be cancelled in their entirety, or in respect of which the relevant Sale Group Companies’ coverage under such policy is to be cancelled (each a “Cancellation”). With respect to each such Insurance Policy and any related Cancellation:

(a) a partial repayment of premium may be received;

(b) to the extent that a Sellers’ Group Company receives any such partial repayment of premium, the GP Limited Partnership Seller undertakes to procure the payment to, or to the direction of, the Purchasers, a proportion of such repayment equal to the proportion of the premium paid by the Sale Group in respect of such Insurance Policy (after deduction (i) on account of any Tax, if and only to the extent that such Tax arises as a result of the receipt and/or payment of such amount; and/or (ii) of reasonable and documented third party related costs and expenses but excluding, for the avoidance of doubt, costs and expenses related to internal management time) within 25 Business Days of the receipt by such Sellers’ Group Company of such payment; and

(c) to the extent that a Sale Group Company receives any such partial repayment of premium, the Purchasers undertake to procure the payment to, or to the direction of, the Sellers, a proportion of such repayment equal to the proportion of the premium paid by the Sellers’ Group in respect of such Insurance Policy (after deduction (i) on account of any Tax, if and only to the extent that such Tax arises as a result of the receipt and/or payment of such amount; and/or (ii) of reasonable and documented third party related costs and expenses but excluding, for the avoidance of doubt, costs and expenses related to internal management time) within 25 Business Days of the receipt by such Sale Group Company of such payment.

12.6 Any Sellers’ Group Company and any of its respective directors and officers may enforce the terms of this Clause 12.

13. Confidential Information

13.1 Subject to the provisions of this Clause 13.1, the GP Limited Partnership Seller undertakes to the Purchasers, for themselves and as agent and trustee for each other Purchasers’ Group Company and the Purchasers undertake to the Sellers, for themselves and as agent and trustee for each other Sellers’ Group Company, that they shall treat as confidential all information received or obtained as a result of entering into or performing any Transaction Document which relates to:

(a) the other parties including, where the other party is the LP Limited Partnership Seller, the GP Limited Partnership Seller or the Parent, any other Sellers’ Group Company and where the other party is the LP Limited Partnership Purchaser or the GP Limited Partnership Purchaser, any other Purchasers’ Group Company;

(b) the provisions or the subject matter of this Agreement or any document referred to herein and any claim or potential claim thereunder; or

(c) the negotiations relating to this Agreement or any documents referred to herein,

together, the “Confidential Information”.

13.2 Clause 13.1 does not apply to disclosure of any information:

(a) which is required to be disclosed by law, by a rule or regulation of a listing authority or stock exchange to which the disclosing party is subject or submits or by a Governmental Entity or other authority with relevant powers to which such disclosing party is subject or submits, whether or not the requirement has the force of law provided that the disclosure shall, so far as is practicable and legally permissible, be made after consultation with the other party and after taking into account the other party’s reasonable requirements as to its timing, content and manner of making or despatch;

(b) to a professional adviser for the purposes of advising in connection with the transactions contemplated by this Agreement provided that such disclosure is necessary or desirable for these purposes and is on the basis that Clause 13.1 applies to disclosure by the adviser;

(c) to a regulator or Governmental Entity for the purpose of satisfying the Condition;

(d) to a director, officer or employee of (where the disclosing party is the LP Limited Partnership Purchaser or the GP Limited Partnership Purchaser) a Purchasers’ Group Company or of (where the disclosing party is the LP Limited Partnership Seller, the GP Limited Partnership Seller or the Parent) a Sellers’ Group Company whose function requires him to have the relevant Confidential Information;

(e) to the extent that the information has been made public by, or with the consent of, the other party; or

(f) relating to the Sale Group in respect of the period prior to Completion by any Sellers’ Group Company when referring to the businesses of the Sale Group as businesses previously under the Sellers’ Group’s ownership, their historical results as such, the disposal of the Sale Group by the Sellers’ Group and the disposal proceeds, including in any Sellers’ Group Company’s annual financial statements, analyst presentation or announcements. Any Sellers’ Group Company may enforce the terms of this Clause 13.2(f).

13.3 The Confidentiality Agreement shall cease to have any force or effect from the Completion Date except to the extent that it relates to Confidential Information about a Sellers’ Group Company.

14. Access

14.1 Except where to do so would waive legal privilege in respect of the contents thereof, the Purchasers shall make available to the GP Limited Partnership Seller and its advisers any books or records of any Sale Group Company to the extent relating to any period (or part thereof) or event on or prior to Completion (or, if practicable, the relevant parts of those books and records) (the “Records”) which are required by the Sellers’ Group for the purpose of preparing the statutory accounts or for any other accounting, insurance, regulatory or taxation purposes and, accordingly, the Purchasers shall, upon being given reasonable prior written notice by the GP Limited Partnership Seller and its advisers and subject to the GP Limited Partnership Seller giving such undertaking as to confidentiality as the Purchasers may reasonably require, procure that such Records are made available during office hours to the GP Limited Partnership Seller and its advisers for inspection and copying (at the Sellers’ expense) for and only to the extent necessary for such purpose and for a period of seven years from the Completion Date.

15. Announcements

15.1 Subject to Clause 15.2, no party may, before or after Completion, make or send a public announcement, communication or circular concerning the transactions contemplated by this Agreement unless it has first obtained each other party’s written consent, which may not be unreasonably withheld or delayed.

15.2 Clause 15.1 does not apply to any public announcement, communication or circular:

(a) made or sent by the Purchasers after Completion to a customer, client or supplier of a Sale Group Company informing it of the Purchasers’ purchase of the Limited Partnership Interests;

(b) required by law, by a rule of a listing authority or stock exchange to which the party making or sending the announcement, communication or circular is subject or submits or by a Governmental Entity or other authority with relevant powers to which such party is subject or submits, whether or not the requirement has the force of law, provided that the public announcement, communication or circular shall, so far as is practicable, be made after consultation with the other party and after taking into account the reasonable requirements of the other party as to its timing, content and manner of making or despatch; or

(c) by any member of the Sellers’ Group after Completion which refers to the businesses of the Sale Group as businesses previously under the Sellers’ Group’s ownership, their historical results as such, the disposal of the Sale Group by the Sellers’ Group and the disposal proceeds.

15.3 For the avoidance of doubt, Clause 15.1 shall not prevent the release by any Sellers’ Group Company or the Purchasers of a press announcement relating to the termination of this Agreement.

16. Payments Free Of Withholding, Etc.

16.1 All payments made under this Agreement shall be made gross, free of any right of counterclaim or set-off (or any other restriction or condition) and without deduction or withholding of any kind other than any deduction or withholding required by law.

16.2 If the person (for the purposes of this Clause 16, the “payer”) makes a deduction or withholding required by law from a payment (other than a payment of interest) under this Agreement: (a) the payer shall provide such evidence of the relevant withholding or deduction as the payee may reasonably require; and (b) the sum due from the payer shall be increased to the extent necessary to ensure that, after the making of any deduction or withholding, the recipient of that payment (for the purposes of this Clause 16, the “payee”) receives a sum equal to the sum it would have received had no deduction or withholding been made.

16.3 If any payment for breach of any Sellers’ Warranty or any Purchasers’ Warranty (as the case may be) or under paragraph (B) or (D) of Schedule 8 or in respect of any indemnification payment made to the Purchasers or the Sellers under this Agreement will be or has been subject to Tax, the payer shall pay to the payee the amount (after taking into account Tax payable in respect of the amount and any Relief available in respect of the underlying subject matter giving rise to such liability and also after taking into account any Relief (other than a Purchasers’ Relief) that is available to reduce or eliminate any Tax on or in respect of such payment) that will ensure that the payee receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax.

16.4 Clauses 16.2 and 16.3 above shall not apply:

(a)	to the extent that the deduction, withholding or Tax would not have arisen but for or is increased as a result of an assignment by the payee of any of its rights under this Agreement;

(b)	if the payee is entitled to a credit or refund of the amount deducted or withheld; or

(c)	if the amount deducted or withheld is a Tax liability in respect of the income, profits or gains of the payee.

16.5 All amounts payable in respect of the Consideration under this Agreement shall be exclusive of VAT.

17. Costs

17.1 Except where this Agreement provides otherwise, each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of each Transaction Document to which it is a party.

17.2 Notwithstanding any other provision of this Agreement (including, for the avoidance of doubt, any provision in a schedule to this Agreement) all registration, stamp, documentary, filing, recordation, excise, sales, use, transfer and other similar taxes and fees (including, without limitation, Dutch registration tax, stamp duty, stamp duty reserve tax and stamp duty land tax, real estate transfer tax) or any notarial costs or expenses that may be imposed or assessed as a result of the execution of this Agreement or the transactions contemplated hereby or the transactions contemplated therein, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, shall be borne by the Purchasers.

18. Parent Guarantee

18.1 The Parent irrevocably and unconditionally guarantees to the Purchasers the due and punctual payment, performance and observance by the Sellers of all of the obligations of the Sellers, to be performed or observed under this Agreement or any other Transaction Document in accordance with the terms hereof or thereof (collectively the “Sellers’ Obligations”). The Parent shall pay to the Purchasers from time to time on demand any sum of money which is at that time due and payable by the Sellers to the Purchasers in terms of the Sellers’ Obligations and which has not been paid at the time the demand is made. The Parent’s obligations under this Clause 18.1 are primary obligations and not those of a mere surety and shall remain in force notwithstanding any time or indulgence in favour of the Sellers. The Parent’s obligations under this Clause 18.1 are continuing obligations and shall remain in full force and effect until all the Sellers’ Obligations arising under or in connection with the same have been fully discharged and satisfied and all sums payable by the Sellers to the Purchasers in connection with them have been fully paid.

19. General

19.1 A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

19.2 The failure to exercise or any delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute an impairment of or a waiver of that right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of that right or remedy or the exercise of another right or remedy. The Sellers’ and the Purchasers’ rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

19.3 No party shall take any action (or omit to take any action) that results in or may result in any of the transactions contemplated by this Agreement being frustrated (whether in whole or in part).

19.4 Except to the extent that they have been performed in full and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

19.5 If the Purchasers fail to pay a sum due from them under this Agreement on the due date of payment in accordance with the provisions of this Agreement, they shall pay interest on the overdue sum from the due date of payment until the date on which their obligation to pay the sum is discharged at the Default Rate (accrued daily and compounded monthly).

19.6 If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable under the laws of any jurisdiction, that shall not affect:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b) the legality, validity or enforceability under the laws of any other jurisdiction of that or any other provision of this Agreement.

19.7 Except as provided otherwise under this Agreement, this Agreement may be enforced only by a party to this Agreement. In the event any third party stipulation (derdenbeding) contained in this Agreement is accepted by any third party, such third party will not become a party to this Agreement.

19.8 Nothing in this Agreement shall have the effect of limiting, restricting or excluding any liability arising as a result of any fraud.

19.9 Any payment made by the Sellers to the Purchasers or by the Purchasers to the Sellers (other than the payment of the Completion Payment pursuant to Clause 5.2 and payments pursuant to Clause 5.3 and Schedule 7 of this Agreement, which are already separately adjusted) under this Agreement shall, to the extent possible, be treated by the Sellers and the Purchasers as an increase or decrease (as the case may be) in the Consideration to the extent of the payment.

19.10 The liability of the Sellers shall be subject to the limitations in Schedule 6.

19.11 The provisions of Clauses 12.1 and 15 to 23 (inclusive) shall continue to apply after the termination of this Agreement and/or Completion without limit in time.

19.12 Notwithstanding any other provision of this Agreement, if the Purchasers (or either of them) were not incorporated and/or registered with the trade register of the Chamber of Commerce at the relevant time for performance of any of their obligations or at the relevant time of incurrence of any liabilities under this Agreement, then such fact shall not release or reduce any of the Purchasers’ obligations or liabilities, or prejudice any of the Sellers’ rights, under this Agreement.

20. Entire Agreement

In this Clause 20, the following definition applies:

“Representation” means any representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise).

20.1 Save for the Confidentiality Agreement, this Agreement and each document referred to in it constitute the entire agreement and supersede any previous agreements between the parties relating to the subject matter of this Agreement.

20.2 No party is liable for a Representation that is not set out in this Agreement. The Purchasers and the Sellers agree that the only remedy or remedies for an untrue statement (whether through negligence or otherwise) contained in this Agreement is a claim for damages for breach of this Agreement.

20.3 Other than as specifically set out in the Transaction Documents, the Purchasers acknowledge and confirm that they have not relied on or been induced to enter into this Agreement by any Representation given by any Sellers’ Group Company or any of their respective directors, officers or employees or any agent of or any adviser to any Sellers’ Group Company.

20.4 The Purchasers agree that no Sellers’ Group Company or any agent of or adviser to any Sellers’ Group Company shall be liable to them for a Representation that is not set out in any Transaction Document. Any Sellers’ Group Company or any agent of or adviser to any Sellers’ Group Company may enforce the terms of Clause 20.3 and this Clause 20.4.

20.5 The Sellers undertake to the Purchasers for themselves and as agent and trustee for each other Sale Group Company that, in the event of a breach of this Agreement or otherwise, the Sellers and each other Sellers’ Group Company shall have no rights against, and may not make any claim against, any employee, director, agent, officer or adviser of any Purchasers’ Group Company or against any direct or indirect shareholder of Aurelius on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any other document referred to herein, save in the case of fraud or deliberate concealment by such person. The Purchasers undertake to the Sellers for themselves and as agent and trustee for each other Sellers’ Group Company that the Purchasers and each other Purchasers’ Group Company shall have no rights against, and may not make any claim against, any employee, director, agent, officer or adviser of any Sellers’ Group Company or against any direct or indirect shareholder of the Parent on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any other agreement or document referred to herein, save in the case of fraud or deliberate concealment by such person. Any such employee, director, shareholder, agent, officer or adviser may enforce the terms of this Clause 20.5.

20.6 The Purchasers and the Sellers agree that no party shall have any remedy or bring any action against the other or against any Sellers’ Group Company or Purchasers’ Group Company as the case may be in relation to (a) any previous agreements between them relating to the subject matter of this Agreement (save for any continuing obligations under the Confidentiality Agreement) or (b) any Representation other than the Sellers’ Warranties or the Purchasers’ Warranties (as the case may be) or otherwise as set out in the Transaction Documents.

21. Assignment

21.1 The Purchasers shall not assign, transfer, declare a trust of the benefit of or in any other way alienate any of their rights under this Agreement or any of the Completion Documents whether in whole or in part other than to (i) a Purchasers’ Group Company, or (ii) a financial institution by way of security for the purposes of or in connection with the financing or refinancing (whether in whole or in part) of the Transaction, provided that any such assignment shall not relieve the Purchasers of their obligations hereunder, and the liability of the Sellers shall not be greater as a result of the assignment than it would have been without the assignment.

22. Notices

22.1 A notice or other communication under or in connection with this Agreement (a “Notice”) shall be:

(a) in writing;

(b) in the English language; and

(c) delivered personally or sent by an internationally recognised next-day courier service to the party due to receive the Notice to the address set out in Clause 22.3 or to an alternative address and/or person specified by that party by prior written notice to the other party or sent as an attachment to the email address set out in Clause 22.3 or to an alternative email address specified by that party by prior written notice to the other party.

22.2 Unless there is evidence that it was received earlier, a Notice is deemed given:

(a) if delivered personally, when left at the address set out in Clause 22.3; or

(b) if sent by an internationally recognised next-day courier service, on the second Business Day following the date of despatch; or

(c) if sent by email, at the time that the email is received, provided that if the email is not received owing to any failure of the recipient’s IT Systems, then the notice shall be deemed received at the time that the email is sent.

22.3 The address referred to in Clause 22.1(c) and Clause 22.2(a) is:

Party	Address

Sellers

3411 Silverside Road, Rodney Building no. 104, Wilmington, Delaware 19810, USA

Marked for the attention of General Counsel’s Office

Email: LegalGCsupport@officedepot.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

CityPoint

One Ropemaker Street

London EC2Y 9HU

UK

Marked for the attention of Derek Baird

Email: derek.baird@stblaw.com

Parent	3411 Silverside Road, Rodney Building no. 104, Wilmington, Delaware 19810, USA

Marked for the attention of General Counsel’s Office

Email: LegalGCsupport@officedepot.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

CityPoint

One Ropemaker Street

London EC2Y 9HU

UK

Marked for the attention of Derek Baird

Email: derek.baird@stblaw.com

and

Corporate Creations International Inc.

11380 Prosperity Farms Road #221E

Palm Beach Gardens, Florida 33410

Marked for the attention of Diana Serra, Vice President & Account Manager

Email: diana.serra@corpcreations.com

Purchasers

Aurelius Investments Limited

3rd Floor, No. 1 Savile Row

London W1S 3JR

UK

Marked for the attention of Tristan Nagler

Email: tristan.nagler@aureliusinvest.co.uk

With a copy (which shall not constitute notice) to:

Aurelius Investments Limited

3rd Floor, No. 1 Savile Row

London W1S 3JR

UK

Marked for the attention of Kimberley Whitaker

Email: kimberley.whitaker@aureliusinvest.co.uk

23. Governing Law and Dispute Resolution

23.1 This Agreement and any contractual or non-contractual obligations arising out of or in connection with this Agreement are governed by and shall be construed in accordance with the laws of the Netherlands.

23.2 Any dispute arising out of or in connection with this Agreement (including any dispute as to the validity of this Agreement, any questions in respect of the authority of the arbitrators and any dispute about whether a particular dispute should be referred to arbitration (in each case, a

“Dispute”)) will be finally settled by arbitration in accordance with the rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal will be composed of three arbitrators appointed in accordance with those rules. The place of the arbitration will be Amsterdam, the Netherlands. The language of the arbitration will be English. The arbitrators will decide according to the rules of law. Their arbitral award will not be disclosed other than to the parties to the arbitral proceedings.

23.3 Consolidation of arbitral proceedings with other proceedings as provided for in article 1046 of the Dutch Code of Civil Procedure is excluded.

23.4 Notwithstanding Clause 23.2 nothing in this Agreement shall prevent a party from applying to any court of competent jurisdiction for provisional or interim measures to protect or enforce its rights under this Agreement, including but not limited to any claim for preliminary injunctive relief.

23.5 The parties agree that the documents which start any proceedings relating to a Dispute (“Proceedings”) and any other documents required to be served in relation to those Proceedings may be served on the parties in accordance with Clause 22. These documents may, however, be served in any other manner allowed by law. This Clause 23 applies to all Proceedings wherever started.

24. Counterparts

24.1 This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement. Signed counterparts of this Agreement may be delivered by facsimile, scanned image in portable document format (PDF) or other similar format.

[Signatures follow on the next page]

EXECUTED by the parties:

OFFICE DEPOT FOREIGN HOLDINGS LP, LLC

By:
Name:
Title:

Date:

OFFICE DEPOT FOREIGN HOLDINGS GP, LLC

By:
Name:
Title:

Date:

OFFICE DEPOT, INC.

By:
Name:
Title:

Date:

AURELIUS RHO INVEST NL DS B.V.

By:
Name:
Title:

Date:

AURELIUS RHO INVEST NL TWO B.V.

By:
Name:
Title:

Date: